Exhibit (a)(1)(i)

BLACKSTONE PRIVATE CREDIT FUND

c/o Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, New York 10154

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

August 4, 2021

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Blackstone Private Credit Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued to date will be subject to an “early repurchase deduction” (except in the case of death or disability of a shareholder), which will reduce your proceeds by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on August 4, 2021 and end at 11:59 p.m., Eastern Time, on August 31, 2021. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, DST Systems Inc., Attention: Blackstone Private Credit Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail - P.O. Box 219270, Kansas City, MO 64121

Overnight Mail - 430 W 7th Street, Suite 219270, Kansas City, MO 64105

Fax: 816-256-8862

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on August 31, 2021.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (844) 702-1299

Sincerely,

Blackstone Private Credit Fund